UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	Names of Reporting Persons Z Capital Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,171,017.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,171,017.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,017.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 30.5%

14	Type of Reporting Person OO (Delaware limited liability company)

13D

1	Names of Reporting Persons Zenni Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,171,017.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,171,017.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,017.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 30.5%

14	Type of Reporting Person OO (Delaware limited liability company)

13D

1	Names of Reporting Persons Z Capital Special Situations Adviser, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,598,907.23

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,598,907.23

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,907.23

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 17.8%

14	Type of Reporting Person PN

13D

1	Names of Reporting Persons Z Capital Special Situations Fund GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person PN

13D

1	Names of Reporting Persons Z Capital Special Situations Fund UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person OO (Delaware limited liability company)

13D

1	Names of Reporting Persons James J. Zenni

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,171,017.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,171,017.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,017.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 30.5%

14	Type of Reporting Person IN

13D

Preliminary Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1, filed with the SEC on November 26, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D and Amendment No. 2, the “Schedule 13D”), by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC; Z Capital Special Situations Adviser, L.P.; Z Capital Special Situations Fund GP, L.P.; Z Capital Special Situations Fund UGP, L.L.C.; and James J. Zenni.

Item 1.                                        Security and Issuer.

Item 1 is hereby amended and supplemented by the following:

On December 20, 2012, Affinity Gaming, LLC announced that it had converted from a Nevada limited liability company into a Nevada corporation (the “Corporate Conversion”) and changed its name from Affinity Gaming, LLC to Affinity Gaming (hereinafter, the “Issuer”).  Pursuant to the purported Corporate Conversion, the membership interests of Affinity Gaming, LLC held by its members were, according to the Issuer as reported on its Current Report on Form 8-K filed with the SEC on December 20, 2012, converted on a one-to-one basis into common shares, $0.001 par value per share (the “Common Shares”) of the Issuer.  The Reporting Persons continue to review and evaluate the terms of the purported Corporate Conversion and related matters and reserve their legal rights in connection therewith.

Item 3.                                        Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The funds used for the purchase of the Common Shares by the Reporting Persons on January 31, 2013 and February 5, 2013 were derived from general working capital.

Item 4.                                        Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On December 20, 2012, the Nevada Gaming Commission approved Z Capital as suitable as a beneficial owner of the Issuer.  In addition, on January 30, 2013, the Missouri Gaming Commission approved Z Capital’s acquisition of greater than 25% of the outstanding capital stock of the Issuer.  With such approval, Z Capital has been approved or licensed, as applicable by the gaming regulators in all four states in which the Issuer operates, Nevada, Missouri, Iowa and Colorado, with respect to Z Capital’s current level of ownership.  Further increases in Z Capital’s level of ownership over certain higher threshold levels may require additional approvals in certain jurisdictions.

13D

On December 21, 2012, the Issuer announced that its Board of Directors had purported to adopt a shareholder rights plan effective as of December 21, 2012.  The description and terms of the preferred share purchase rights are set forth in a Rights Agreement (the “Rights Agreement”), dated effective December 21, 2012, between the Issuer and American Stock Transfer & Trust Company, LLC, as Rights Agent.

The Issuer has confirmed that prospective buyers under any pending trades entered into prior to the announced adoption of the Rights Agreement on December 21, 2012 will be deemed to have beneficially owned such shares for purposes of the Rights Agreement as of the date such trades were entered into, subject to certain conditions.  Accordingly, the closing of the trades contemplated by each of (i) the November 15 Agreement; (ii) the MOU; (iii) the November 30 Agreement; and (iv) the December 11 Agreement (in each case as defined below) does not in any way trigger the provisions of the Rights Agreement.

In filing this Amendment No. 2, the Reporting Persons reserve their legal rights to challenge the terms of the Corporate Conversion and other actions recently taken by the Company, including purported adoption of the Rights Agreement.

The foregoing descriptions of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

The descriptions of the transactions in Item 5(c) involving the December 11 Agreement, the MOU, the November 15 and the November 30 Agreement (each as defined below) are incorporated herein by reference.

13D

Item 5.                                        Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Z Capital Partners, L.L.C.	6,171,017.40	30.5%	0	6,171,017.40	0	6,171,017.40
Zenni Holdings, LLC	6,171,017.40	30.5%	0	6,171,017.40	0	6,171,017.40
Z Capital Special Situations Adviser, L.P.	3,598,907.23	17.8%	0	3,598,907.23	0	3,598,907.23
Z Capital Special Situations Fund GP, L.P.	2,572,110.17	12.7%	0	2,572,110.17	0	2,572,110.17
Z Capital Special Situations Fund UGP, L.L.C.	2,572,110.17	12.7%	0	2,572,110.17	0	2,572,110.17
James J. Zenni	6,171,017.40	30.5%	0	6,171,017.40	0	6,171,017.40

(1)                      Based on 20,226,833 Common Shares outstanding as of December 21, 2012, as reported in the Issuers Current Report on Form 8-K, dated December 21,2012.

(c)           On January 31, 2013, Z Capital closed its purchase of 212,560 Common Shares for cash consideration of $12.00 per Common Share, pursuant to an agreement entered into on December 11, 2012 (the “December 11 Agreement”).

On January 31, 2013, Z Capital closed its purchase of 10,000 Common Shares for cash consideration of $12.00 per Common Share, pursuant to a Unit Purchase Memorandum of Understanding entered into on November 21, 2012 (the “MOU”).  Z Capital did not purchase the remaining 834,940 Common Shares that were the subject of the MOU.

On February 5, 2013, Z Capital closed its purchase of 823,488 Common Shares for cash consideration of $12.00 per Common Share, pursuant to an agreement entered into on November 15, 2012 (the “November 15 Agreement”).

13D

On February 5, 2013, Z Capital closed its purchase of 74,971 Common Shares for cash consideration of $11.875 per Common Share, pursuant to an agreement entered into on November 30, 2012 (the “November 30 Agreement”).

(d)                                 None.

(e)                                  Not Applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Rights Agreement and is incorporated herein by reference.  A copy of the Rights Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.  By so incorporating the Rights Agreement, the Reporting Persons do not acknowledge that the Rights Agreement was validly adopted and reserve their legal rights to challenge the purported adoption and terms of the Rights Agreement.

Item 5(c) above summarizes certain provisions of the December 11 Agreement, the MOU, the November 15 and the November 30 Agreement, and is incorporated herein by reference.  A copy of the MOU is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description
99.4	Unit Purchase Memorandum of Understanding dated November 21, 2012

99.5

Rights Agreement, dated effective December 21, 2012, between Affinity and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated December 21, 2012, filed by Affinity Gaming).

99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 1 to Schedule 13D, filed on November 26, 2012).

13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2013

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.
By:	Z Capital Special Situations UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

13D

Z CAPITAL SPECIAL SITUATIONS
FUND UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

JAMES J. ZENNI

By:	/s/ James J. Zenni